September 11, 2023

VIA EDGAR

Amy Geddes and Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Direct Digital Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed April 17, 2023

File No. 001-41261

Amy Geddes and Lyn Shenk:

Direct Digital Holdings, Inc. (the “Company”) is sending this letter to confirm the extension of time to respond to the comment letter dated August 17, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission’s Division of Corporation Finance relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022. As per our counsel’s discussion with Ms. Geddes on September 11, 2023, this letter confirms that the agreed deadline for the Company to file its written response to the Staff’s comment letter is September 18, 2023. Please contact me at 832-402-1054 should you have any questions or concerns.

Very truly yours,

/s/ Diana P. Diaz
Diana P. Diaz
Interim Chief Financial Officer

cc (electronic):	Mark Walker, Chairman & CEO
Rakesh Gopalan, McGuireWoods LLP